

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

February 13, 2009

Universal Corporation
Robert M. Peebles- Controller and Principal Accounting Officer
1501 North Hamilton Street
Richmond, Virginia 23230

Re: **Universal Corporation**
            Form 10-K for the fiscal year ended March 31, 2008
            Filed May 30, 2008
            File No. 001-00652

Dear Mr. Peebles:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 31, 2008

Cover

1. In future filings, please include the complete registration file number on the cover to the Form 10-K.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

2. We note you have three reportable segments. We also note that you have included the results of unconsolidated affiliates in segment reporting income, but not in consolidated operating income, in note 14 of your financial statements. Therefore, in order to provide a better understanding of the factors underlying the changes in your results of operations, please revise your discussion to focus on each of your reportable segments separately from the discussion of your consolidated operating results. See Item 303(a) of Regulation S-K for guidance.

3. Additionally, we note that your discussion of results of operations is limited to the context of income from continuing operations, which does not address your sales or expenses directly. However, we believe your disclosures should be supplemented with, or preferably replaced by, a discussion and analysis of sales and costs on a stand-alone basis (not in the context of income from continuing operations) for each segment and as a whole. Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of costs of revenues.

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Income, page 33

4. Your current presentation does not appear to comply with Rule 5-03(13) of Regulation S-X. As such, please provide us with significant support for your current presentation of equity in pretax earnings of unconsolidated affiliates.

5. Based on the amounts reported on your consolidated statements of cash flows, it appears that your equity in the net income of the unconsolidated affiliates differs significantly from the equity in pretax earnings of unconsolidated affiliates as reported on the consolidated statements of income. Please tell us why you believe it is appropriate to report your share of the earnings of unconsolidated affiliates on a pretax basis prior to the subtotal for "income before taxes and other items", while the tax impact associated with these unconsolidated affiliates is reported within "income taxes". In this regard, we note your presentation is not consistent with your presentation of your minority interests, net of income taxes.

Consolidated Statements of Cash Flows, page 36

6. Please provide us with a reconciliation of your reported equity in net income of unconsolidated affiliates, net of dividends, to the equity in pretax earnings of unconsolidated affiliates as reported in your consolidated statements of income. Also, consider the need to present such a reconciliation in future filings.

Notes to Consolidated Financial Statements

Investment in unconsolidated affiliates, page 40

7. Please tell us the relative contribution to equity in pretax earnings by each of your unconsolidated affiliates and provide us with a summary of your analysis of significant unconsolidated affiliates as defined by Article 1-02(w) of Regulation S-X.

Revenue Recognition, page 44

8. You revenue recognition policy should be expanded to address the effect of your specific business processes on your revenue recognition policies. For example, you state that a majority of your revenues are recognized based on physical transfer of products to customers. However, it is not clear whether physical transfer of products to customers entails recognizing revenues at the shipping point or upon delivery and acceptance of the product by your customers. Additionally, we note that, in your Form 10-K for the fiscal year ended March 31, 2007, you state that accounts receivable increased due to late shipments of African Tobaccos. Please explain to us how you recognize revenue in connection with "late shipments."

9. Additionally, you state that you process tobacco owned by your customers and that revenue is recognized when processing is completed. In this regard, please tell us and revise your future filings to indicate the payment structure (e.g. upfront or upon delivery) as well as to clarify whether your customers have a right to inspect the final product prior to acceptance or whether they bear the risk of loss associated with a defective, spoiled or damaged crop.

Note 13- Commitments and Other Matters

Investments in Socotab L.L.C., page 72

10. With respect to your share of the earnings of Socotab, please tell us how your 49% share of Socotab's net income of $20,470,000, $27,039,000 and $21,957,000 for the fiscal years ended March 31, 2008, 2007, 2006, respectively, is reflected in your financial statements.

Schedule 14A

Compensation Discussion and Analysis, page 13

11. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn all components of their compensation. We note that you set performance targets for components of Long-Term Equity Participation but have not disclosed it here. To the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding our comments on the financial statements or any related matters.

Sincerely,

David R. Humphrey
Branch Chief